Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

August 6, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ernest Greene
Andrew Blume
Erin Donahue
Anne Parker

Re:	The Magnum Ice Cream Company B.V. Draft Registration Statement on Form 20-F Submitted June 10, 2025 CIK No. 0002071668

Ladies and Gentlemen,

On behalf of The Magnum Ice Cream Company B.V. (the “Company”), we hereby submit a second Draft Registration Statement on Form 20-F (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form 20-F to the U.S. Securities and Exchange Commission (the “Commission”) on June 10, 2025 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 7, 2025 from the staff of the Commission (the “Staff”). Submission No. 2 also includes revisions that are responsive to comments provided by the Dutch Authority for the Financial Markets and the Financial Conduct Authority.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Capitalized terms used but not defined herein have the respective meanings set forth for such terms in Submission No. 2.

U.S. Securities and Exchange Commission, p. 1

Reorganisation and Demerger

Intellectual Property Agreements, page xix

1.	Please revise to provide the material terms of the license agreements and transitional IP licensing arrangements discussed in this section, such as duration of the agreements or arrangements, termination provisions, and each parties' rights and obligations.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages xx to xxii of Submission No. 2.

U.S. Securities and Exchange Commission, p. 2

Undisclosed agency agreements, page xvii

2.	We note under your undisclosed agency agreements that Unilever Group Companies ("Unilever") will be appointed as your undisclosed agent and given authority to sell finished ice cream products to end customers under your instruction and on your behalf. Pursuant to such agreements, Unilever will continue to own the legal title to the inventory sold to end customers until it transfers to you "immediately before sale under a separate product sale agreement." We further note that Unilever will continue to collect all revenues and provide the proceeds to you after deducting a commission for services and that the agreement further provides for Unilever's performance of services ancillary to the sale of goods, such as customer service and marketing. Citing authoritative IFRS guidance, where applicable, please explain to us in sufficient detail how you will account for each component of these undisclosed agency agreements. Specifically provide your assessment of whether and how you represent the agent or principal in the underlying transactions. Also clarify the impact these agreements will have on your pro forma financial statements, including whether such agreements will result in incremental expenses compared to the carve-out financial statements.

Response: The Company respectfully advises the Staff that its assessment has concluded that it is the principal and that Unilever is acting as the agent in the sale of ice cream products. Under IFRS 15, paragraph B35 “An entity is the principal in a transaction if it obtains control of the specified goods or services before they are transferred to the customer”. Control of an asset is not necessarily determined by legal title, but also the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. To determine who controls the ice cream assets, the Company has considered the additional indicators outlined in IFRS 15, paragraph B37:

•	Primary responsibility for fulfilling the contract – Unilever retains contracts with third party customers but makes sales and purchases under the instruction of the Company. The customer is made aware that the Company is responsible for the relationship going forward. The Company is ultimately responsible for ensuring the goods meet the end customer's specifications.

•	Credit risk – This is passed to the Company through the monthly invoices raised by Unilever.

•	Inventory risk – This will be transferred to the Company from the date of internal separation through a contractual “Business Risk” clause.

•	Pricing discretion – The Company will control the pricing for ice cream products.

As a result of the above, the Company will continue to recognise gross revenue and cost of sales for sales made to third-party customers by Unilever on its behalf in line with what is recognised in the Combined Carve-Out Financial Statements. Accordingly, there is no impact on the pro-forma financial statements.

Co-packing agreements, page xviii

3.	We note that you will enter into a co-packing agreement in Mexico where Unilever will manufacture ice cream products for you and sell them to end customers on your behalf. We further note that Unilever will retain legal title in the raw and pack materials required for manufacturing and the finished goods. Citing authoritative IFRS guidance, where applicable, please explain to us in sufficient detail how you will account for this co-packing agreement. In doing so, provide your assessment of whether and how you represent the agent or principal in the underlying transactions and your specific contribution to the revenue-producing process. Also clarify how these operations have been reflected in the carve-out financial statements and quantify for us the historical revenues associated with these operations.

Response: The Company respectfully advises the Staff that the co-packing arrangement in Mexico has been established due to local legal regulations, which prevent the transfer of specific assets, including the factory, production assets, employees and certain other assets prior to Day 1 (all other Ice Cream assets transferred on Day 0). However, it is anticipated that this transfer will take place in the future. Therefore, under this arrangement, Unilever manufactures products on behalf of TMICC, utilising an ice cream facility that will eventually be transferred to TMICC’s ownership.

In line with IFRS 15, and specific control indicators as described in paragraphs B34–B38, the Company has concluded that the Company has control over these “delayed assets” and can dictate the strategic decisions impacting how these assets are used from Day 0. Therefore, the Company concludes even before the Company obtains legal ownership of the factory, it does have control of the underlying assets and therefore recognises the inventory and related production assets on its balance sheet. For the purposes of the Combined Carve-Out Financial Statements, these assets are therefore recognised on the balance sheet. Revenue associated with the sale of these inventories are recognised in the Combined Carve-Out Financial Statements.

As a result, there will not be a material difference between this accounting treatment and the expected accounting for the future contracts once the transfer occurs.

Revenue of Mexico’s Ice Cream business in 2022, 2023 and 2024 were €290 million, €359 million and €379 million respectively.

Manufacturing agreements, page xviii

4.	We note your disclosures on pages xviii and 87 that during a "Transitional Period" you will be subject to toll manufacturing agreements whereby Unilever will procure and hold legal title to raw and pack materials and you will manufacture finished ice cream products to be sold by Unilever on your behalf. We further note that Unilever will pay you an "operating and equipment" fee for the finished products and will hold the customer relationship while you will have inventory risk and control. Citing authoritative IFRS guidance, where applicable, please explain to us in sufficient detail how you will account for these toll manufacturing arrangements. In doing so, clarify if the revenue you will record on a stand-alone basis will be the operating and equipment fee, the amount sold to third parties on your behalf, or some other basis. Specifically provide your assessment of whether and how you represent the agent or principal in the underlying transactions, how the operating and equipment fee correlates to third party sales amounts, if at all, and the meaning of "holding" the customer relationship. Also clarify the nature of the "Inventory Subsidy," including whether it represents a one-time or recurring payment.

Response: The Company respectfully advises the Staff that Unilever is responsible for manufacturing ice cream products using the Company’s factories, equipment, and personnel. This is done whereby the Company’s factories convert raw and pack materials (to the extent that finished goods are not purchased) into finished goods for a tolling fee, or the Company’s factories perform manufacturing activities (labour and asset usage) for an operating and equipment fee. The Company effectively treats these arrangements as if it is acting as the principal (in accordance with IFRS 15) and therefore recognises revenue from third-party sales and all related costs, even though the revenue and costs are collected and paid to the third-party customer and suppliers by Unilever. For further explanation of the accounting considerations and the conclusion that the Company is the principal under these arrangements in accordance with IFRS 15, please refer to the Company’s response to question 2.

The inventory subsidy is a cash flow mechanism that allows Unilever to be compensated for its investment in inventory that it retains legal title for. This subsidy is a one-time payment which will be repaid at the end of the various transitional service agreements when the Company acquires its own inventory.

Initially, the inventory working capital subsidy will be valued at the global estimated value of TSA inventory and will be refunded to the Company at the expiration of the GTSA.

U.S. Securities and Exchange Commission, p. 3

Item 3. Key Information

Item 3.B Capitalisation and Indebtedness, page 1

5.	Please revise this table to include information as of a date no earlier than 60 days prior to the date of this Form 20-F. See Item 3.B of Form 20-F.

Response: The Company respectfully notes the Staff’s comment and refers the Staff to the guidance provided in the Division of Corporation Finance’s Financial Reporting Manual, which states that, while Item 3.B of Form 20-F requires a capitalization table prepared as of a date within 60 days of the effectiveness of a registration statement, Item 8 permits the most recent balance sheet (from which a capitalization table is ordinarily derived) to be as much as 9 months old. This guidance further notes that, as written, the Item 3.B age requirement for the capitalization table would be considerably more stringent than the 135-day window customarily used by U.S. issuers in their registration statements. Furthermore, the guidance states that the Staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in its registration statement. On the basis of this guidance, the Company respectfully proposes to include a capitalisation and indebtedness table as of June 30, 2025 in a subsequent submission.

Item 4.D Business Overview

Expanding Availability, Reach and Execution, page 42

6.	We note your disclosure on page 42 that "[o]ver the medium term" you aim to equip a portion of your fleet with new technologies. Please provide more information on what time period the "medium term" refers to.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 44 of Submission No. 2 to replaced “medium term” with the time period relating to equipping a portion of its fleet with new technologies.

Innovation, Research, Food Safety and Compliance, page 54

7.	Please revise to provide support for your statement on page 55 that you have "pioneered the latest methods and protocols for assessment of food safety..."

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 55 of Submission No. 2.

Property, Plants and Equipment, page 61

8.	We note your disclosure on page 63 that the Group completed automation upgrades at 21 manufacturing facilities, and that you plan to undertake continued improvements. If there are any materials plans to expand or improve facilities, please include the information required by Item 4.D of Form 20-F.

Response: The Company respectfully advises the Staff that the Group does not have material plans to expand or improve its facilities. The Group continues to make routine expansions and improvements to its facilities, none of which are considered to be material.

5.A. Operating Results

Comparison of Results of Operations for FY2024 and FY2023, page 70

9.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you identify several factors impacting the change in cost of sales on page 70 but provide no quantification and you do not explain in any detail the nature of your "operational efficiencies" benefitting cost of sales, including the "significant reduction in business waste and product complexity." See Item 303(a)-(b) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 70 to 71 to quantify the extent to which each significant business reason contributed to the overall change in the relevant financial statement line item, including the effect of any offsetting factors, where possible.

U.S. Securities and Exchange Commission, p. 4

5.B. Liquidity and Capital Resources

Net cash flow from operating activities, page 80

10.	In your discussion of operating cash flows, you indicate that the fiscal year 2024 increase was primarily driven by lower income tax paid and higher restructuring provisions due to overhead reductions, as well as contributions from an uplift in operating profit and favorable working capital movements. In order to provide investors with a better understanding of trends and variability in your cash flows, please expand this disclosure to discuss the underlying reasons for changes impacting your cash flows, including discussions of working capital components, such as inventories, trade and other receivables and trade payables and other liabilities. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Please revise your disclosure for all periods presented. See Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 81 to discuss the underlying reasons for changes impacting its cash flows. Furthermore, at this time, the Company is not aware of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in its liquidity.

Unaudited Pro Forma Financial Information, page 84

11.	Even though you reference autonomous entity adjustments on page 84, we note that your pro forma financial statements do not include a separate placeholder column for such adjustments. Please tell us if you intend to include any such adjustments and, in doing so, explain the impact that the agreements with Unilever disclosed under the "TSAs and Interim Operating Models" header on page xvi will have on your pro forma financial statements. See Rule 11-02(a)(6)(ii) of Regulation S-X.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 85 of Submission No. 2. The autonomous entity adjustments have been considered and are not expected to be material. This has been disclosed in the pro forma within the following sentence: “The Unaudited Pro Forma Financial Information does not reflect any additional charges resulting from the GTSA with Unilever as the impact is not material on the results of the Group.”

Item 6.D Employees, page 102

12.	Please provide a breakdown of persons employed by main category of activity. See Item 6.D of Form 20-F.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 103 of Submission No. 2 to add the breakdown of persons employed by main category of activity.

Item 10.C Material Contracts

Demerger Agreement, page 117

13.	Please revise your disclosure here and elsewhere to clarify whether any of the listed conditions to completion of the demerger are waivable. If so, please also include appropriate risk factor disclosure. We also note that the list of conditions appears non-exclusive in light of the phrase "among other things." Please revise to disclose all material conditions and to affirmatively state so.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 120 of Submission No. 2.

Item 10.E Taxation, page 118

14.	We note your disclosure that you have requested an opinion regarding the tax consequences of the Demerger. Please identify the advisor who will provide this tax opinion.

Response: The Company respectfully advises the Staff that Linklaters LLP will provide the opinion on the tax consequences of the Demerger.

U.S. Securities and Exchange Commission, p. 5

Financial Statements

Combined Carve-Out Income Statement, page F-4

15.	You disclose that operating profit includes “certain” indirect centrally incurred costs and general corporate expenses that have been allocated to the Ice Cream Business and that these allocations have been determined to be a "reasonable reflection of the utilisation of services provided to, or the benefit received by, the Ice Cream Business during the periods presented." Please address the following:

•	Pursuant to Question 1 of SAB Topic 1.B.1, confirm that your historical financial statements reflect all expenses that the parent incurred on your behalf; and

•	Since agreements with related parties are, by definition, not at arm’s length and may be changed at any time, please disclose, when practicable, management’s estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See Question 2 of SAB Topic 1.B.1.

Response: The Company respectfully advises the Staff that it has considered the guidance provided in Question 2 of SAB Topic 1.B.1, and the historical combined financial statements are reflective of actual costs incurred by the Parent on behalf of the Company. These costs were reflected either through direct charges to the Company or through indirect allocations based upon allocation drivers management has deemed to be reasonable and as disclosed in the historical combined financial statements. As the costs directly charged and allocated are based on actual costs incurred by the Parent, they are reflective of amounts on an external basis. The Company respectfully advises the Staff that it does not believe that any other treatment would be practicable.

Furthermore, the Company respectfully refers you to question 11, where it describes that the prospective autonomous entity adjustments under the GTSA are not material.

1 Basis of preparation, accounting policies, estimates and judgements

Basis of Presentation, page F-9

16.	Pursuant to paragraph 17 of IAS 10, please disclose the date when the financial statements were authorized for issue and who gave that authorization.

Response: The Company respectfully advises the Staff that it has included the date the Combined Carve-Out Financial Statements were issued and who authorised the Combined Carve-Out Financial Statements in note 1.

Hyperinflationary economies, page F-13

17.	You indicate that the application of IAS 29 includes an adjustment for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date. Pursuant to paragraph 39(c) of IAS 29, please disclose the identity and level of the price index at the end of the reporting period and the movement in the index during the current and the previous reporting period.

Response: The Company respectfully advises the Staff that the disclosure relates to an overall immaterial adjustment to operating profit, and hence the Company respectfully advises the Staff that it is not material and therefore not included.

2. Segment information

Revenue, page F-16

18.	You disclose on page 17 that your "customers are distributors who may be able to return unsold goods in consignment arrangements." Please explain in further detail the nature of these consignment arrangements, including the point(s) when control of inventory transfers, and, to the extent material, revise your disclosure to discuss your revenue recognition policy for such arrangements.

Response: The Company respectfully advises the Staff that revenue recognition is covered under the revenue policy on pages F-16 and F-17 of the Combined Carve-Out Financial Statements. This policy clarifies that revenue is recognised when “control of products being sold has transferred to the Ice Cream Business’s customer as there are no longer any unfulfilled obligations to the customer. This is generally on delivery to the customer but depending on individual customers terms, this can be at the time of dispatch, delivery or upon formal customer acceptance. This is considered the appropriate point where the performance obligations in the Ice Cream Business’s contracts are satisfied as the Ice Cream Business no longer has control over the inventory”. This policy is also applicable for consignment.

The nature of the consignment arrangements is where goods are dispatched to a third party for further sale onto an end customer, but control of the goods has not transferred. Therefore, in accordance with the policy noted above, for consignment arrangements, a sale is not recognised until the end customer has obtained control of the goods.

The following are usually applicable in consignment arrangements:

•	The product is controlled by the Company until a specific event occurs, such as the sale of the product to an end customer or until the end of a specified time period.

•	The Company can arrange for return of the product or move the products to another party at its request; and

•	There is no requirement for the third party to pay the Company for the products they are holding on its behalf.

18. Commitments and contingent liabilities

Contingent liabilities, page F-58

19.	We note your disclosure of Brazilian tax matters in footnotes 17 and 18. Please tell us and revise your disclosures to clearly describe your accounting policy for these matters. In doing so, specify the taxes that fall within the scope of IAS 12 and IFRIC 23 and those that fall within the scope of other guidance, such as IAS 37, and tell us how you arrived at your determination.

Response: The Company respectfully advises the Staff that disclosures and balances relating to Brazil indirect tax are included within note 17 Provisions and note 18 Commitments and contingent liabilities. In recognising amounts in these notes, management have applied the Company’s policy for provisions and contingent liabilities as documented in note 1 ‘Basis of Preparation’ including in the ‘Critical Estimates and Judgements’ section.

In applying this policy, the Company respectfully advises the Staff that it considered the facts of the relevant cases and based on its criteria of whether they should be recognised as provision or contingent liability under IAS 37 based on:

•	whether they are considered present obligations as they are not yet materialized claims;

•	the probability of receiving new assessments, including experience of the behaviour of tax authorities based on recent trends; and

•	the fact that estimated amounts of potential obligations cannot be measured reliably due to significant differences observed between past assessments and estimations.

The Company believes the disclosure is clear that the recognition of these cases are not tax balances, and therefore given their placement within note 17 Provisions and note 18 Commitments and contingent liabilities, fall within the scope of IAS 37 rather than IAS 12.

U.S. Securities and Exchange Commission, p. 6

General

20.	Please revise your disclosure where relevant to discuss the treatment of fractional shares that current Unilever Shareholders may hold.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 111 of Submission No. 2.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me (mike.bienenfeld@linklaters.com, +44 20 7456 3660) or Igor Rogovoy (igor.rogovoy@linklaters.com, +44 20 7456 3949) with any questions regarding this correspondence.

Sincerely yours,

/s/ Michael Z. Bienenfeld
Michael Z. Bienenfeld

cc:	Peter ter Kulve, Chief Executive Officer, The Magnum Ice Cream Company B.V.
Abhijit Bhattacharya, Chief Financial Officer, The Magnum Ice Cream Company B.V.
Vanessa Vilar, Chief Legal Officer, The Magnum Ice Cream Company B.V.